Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

May 29, 2025

The following changes were made in this Amendment:

Changes to Principals

KANWARDEEP SINGH AHLUWALIA – added as a Head of a Business Unit, Division or Function

PETER O'FLYNN – removed as a Head of a Business Unit, Division or Function

Changes to Schedule B, Section II Item 13B

KBC Bank Bulgaria EAD – Terminated in Custody, Clearance, or Settlement section

BANCO NACIONAL DE MEXICO, S.A. changed to BANCO CITI MÉXICO S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INTEGRANTE DEL GRUPO FINANCIERO CITI MÉXICO – Name change in Custody, Clearance, or Settlement section

EURONEXT BRUSSELS SA – Terminated in Execute or Trade section

EURONEXT LISBON - SOCIEDADE GESTORA DE MERCADOS REGULAMENTADOS, S.A. – Terminated in Execute or Trade section